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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SEC FILE NUMBER
033-03275-D

FORM 12b-25

CUSIP NUMBER
293596 30 0

NOTIFICATION OF LATE FILING

(Check one):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
☐	Form N-SAR	☐	Form N-CSR
For Period Ended:                                                                                                                                         March 31, 2009

☐	Transition Report on form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Ensurge, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4766 Holladay Blvd.
Address of Principal Executive Office (Street and Number)

Holladay, UT 84117
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or befoe the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	( c)	The accountant's statement or other exhit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is still finalizing the document.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Jeff A. Hanks	801	273-9300
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Secton 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Actof 1940 during the preceding 12 months or for such shorter period tha the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Yes ☑    No ☐

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
Yes ☐     No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ensurge, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2009	By:	/s/ Jeff A. Hanks
Jeff A. Hanks, President